EXHIBIT 7.1

FIXED CHARGE COVERAGE RATIO

	Year ended April 30
	2006	2005(i	)	2004(i	)	2003(i	)	2002(i	)
Earnings (ii)	$95.0	$68.3		$38.6		$62.0		$42.5
Fixed charges
Interest expense	60.2	37.1		23.5		34.9		48.7
Portion of rent expense representative of interest factor	42.9	37.6		31.9		34.5		32.9
Earnings as adjusted	$198.1	$143.0		$94.0		$131.4		$124.1
Fixed charges
Interest expense	$60.2	$37.1		$23.5		$34.9		$48.7
Portion of rent expense representative of interest factor	42.9	37.6		31.9		34.5		32.9
Fixed charges, as adjusted	$103.1	$74.7		$55.4		$69.4		$81.6
Fixed charge coverage ratio	1.9x	1.9x		1.7x		1.9x		1.5x

(i)	Reclassified and restated. See Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report.
(ii)	For the purpose of this calculation, earnings is defined as earnings from continuing operations before income taxes and undistributed earnings from equity investees.

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